UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 11)*

MEDIALINK WORLDWIDE INCORPORATED
_____________________________________________________________
(Name of Issuer)

COMMON STOCK
_____________________________________________________________
(Title of Class of Securities)

58445P105
_____________________________________________________________
(CUSIP Number)

December 31, 2008
_____________________________________________________________
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

G  Rule 13d - 1(b)
G  Rule 13d - 1(c)
☒  Rule 13d - 1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 pages

CUSIP No. 58445P105	13G	Page 2 of 7 Pages
1.	Names of Reporting Persons: Laurence Moskowitz I.R.S. Identification Nos. of Above Persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) Not applicable.
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 499,889
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 499,889
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 499,889
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) G
11.	Percent of Class Represented by Amount in Row (9) 7.6%
12.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 58445P105	13G	Page 3 of 7 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 11)

Under the Securities Exchange Act of 1934

MEDIALINK WORLDWIDE INCORPORATED
(Name of Issuer)

Item 1(a)

Name of Issuer:  Medialink Worldwide Incorporated

Item 1(b)

Address of Issuer=s Principal Executive Offices:  708 Third Avenue, New York, New York 10017.

Item 2(a)

Name of Person Filing:  Laurence Moskowitz

Item 2(b)

Address of Principal Business Office or, if none, Residence:  708 Third Avenue, New York, New York 10017.

Item 2(c)
Citizenship:  United States

Item 2(d)

Title of Class of Securities:  Common Stock

Item 2(e)

CUSIP Number:  58445P105

Item 3

CUSIP NO. 58445P105	13G	Page 4 of 7 Pages

If this statement is filed pursuant to '240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is a:

(a)	G	Broker or dealer registered under Section15 of the Act (15 U.S.C. 78o).

(b)	G	Bank as defined in section3(a)(6) of the Act (15 U.S.C. 78c).

(c)	G	Insurance company as defined in section3(a)(19) of the Act (15 U.S.C. 78c).

(d)	G	Investment company registered under section8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	G	An investment adviser in accordance with §240.13d-1(b)(1) (ii)(E).

(f)	G	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	G	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	G	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	G	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	G	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

CUSIP NO. 58445P105	13G	Page 5 of 7 Pages

Item 4
Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:		499,889

(b)	Percent of Class:		7.6%

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote	499,889
	(ii)	Shared power to vote or to direct the vote	-0-
	(iii)	Sole power to dispose or to direct the disposition of	499,889
	(iv)	Shared power to dispose or to direct the disposition of	-0-

Item 5

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following G.

Not applicable.

Item 6

Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7

CUSIP NO. 58445P105	13G	Page 6 of 7 Pages

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8

Identification and Classification of Members of the Group

Not applicable.

Item 9

Notice of Dissolution of Group

Not applicable.

Item 10

Certifications

Not applicable.

CUSIP NO. 58445P105	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 2009

/s/ Laurence Moskowitz
Laurence Moskowitz